Prudential Investments, LLC
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
November 1, 2012
The Board of Directors
Prudential Total Return Bond Fund, Inc.
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
Re:	Prudential Total Return Bond Fund, Inc.
To the Board of Directors:
Prudential Investments LLC has contractually agreed, through February 28, 2014 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares to 0.60% of the Fund's average daily net assets.
Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President